UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-36495

MARKIT LTD.
(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The result of the U.K.’s referendum on whether to exit the European Union (“Brexit”) is not expected to impact the completion of the previously announced merger with IHS Inc. (“IHS”). Markit and IHS are proceeding as planned to hold special meetings of their shareholders and stockholders, respectively, on July 11, 2016, at which Markit shareholders and IHS stockholders will be asked to consider and vote on various merger-related proposals. Markit and IHS are targeting completion of the merger as soon as reasonably practicable after the Markit and IHS special meetings, subject to the satisfaction or waiver of certain closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD.
(Registrant)

	By:	/s/ Jeff Gooch
	Name:	Jeff Gooch
	Title:	Chief Financial Officer
Date: June 24, 2016